

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2025

Brandon Lutnick
Chief Executive Officer
Cantor Equity Partners III, Inc.
110 East 59th Street
New York, NY 10022

> **Re: Cantor Equity Partners III, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2025**
> **File No. 333-287847**

Dear Brandon Lutnick:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 6, 2025

Cover page

1.   We note the revision made in response to prior comment 1. The revised disclosure appears to relate only to dilution upon conversion at the time of the business combination, but does not include the potential dilutive effect of a mechanism employed at the time of the offering in order to maintain a 20% interest upon an increase in the size of the offering. Please revise to address the potential dilutive effect in this instance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser